Via Facsimile and U.S Mail
Mail Stop 4720

July 31, 2009

R. Michael Carruthers
Chief Financial Officer
Array BioPharma, Inc.
3200 Walnut Street
Boulder, CO 80301

Re: Array BioPharma, Inc.
Form 10-K for the Fiscal Year ended June 30, 2008
Filed August 15, 2008
File No. 001-16633

Dear Mr. Carruthers:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director